

Via fax (213) 689-8639

July 7, 2010

Gary Guseinov
Chief Executive Office
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA. 90017

      Re: CyberDefender Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              File No. 000-53475

Dear Mr. Guseinov:

      We have reviewed your response letter dated June 22, 2010 in connection with the above-referenced filing and your related filings, and we have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Merger Proxy Statement Filed on April 30, 2010)

Summary Compensation Table, page 35

1.   Item 402(n)(v) and (vi) of Regulation S-K require the summary compensation table to present the grant date fair value of stock awards and option awards, computed in accordance with FASB ASC Topic 718, rather than the dollar amount recognized for financial statement purposes for the fiscal year(s). Refer to Proxy Disclosure Enhancements, SEC Release No. 34-61175 (December 16, 2009, effective February 28, 2010). Please confirm, if accurate, that you have complied with these requirements in your summary compensation table; or advise. In this regard, it is unclear from footnotes 4 and 5 to the table the method used to calculate the value of the option awards presented

for fiscal years 2008 and 2009; please provide clarifying disclosure in future filings.

Certain Relationships and Related Transactions, page 46

2.   We note from your proxy statement disclosure that GR Match, LLC, beneficially owns greater than 5% of the company's common stock and that one of your directors, Bennet Van de Bunt, is the manager of GR Match. Further, we refer to your Forms 8-K filed on April 6, 2010, and April 7, 2010, which announce your issuance of a $5.3 million note to GR Match and your entry into a license agreement with GR Match, respectively. These transactions with GR Match appear to constitute material transactions with related persons entered into since the beginning of the company's last fiscal year. In light of the foregoing, please tell us how you determined that such transactions were not required to be discussed in your proxy statement pursuant to Items 404(d)(1) and 404(a) of Regulation S-K.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

        You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters or if you need further assistance. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483.

                                                                Sincerely,

                                                                Katherine Wray
                                                                Staff Attorney

cc: Via Facsimile (917) 591-6898
        Kevin Friedmann, Esq.
        Richardson & Patel LLP